SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
                  -------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                     --------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                                   -----------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                              ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Invitation to Extraordinary General Meeting of Shareholders of ABB Ltd on November 20, 2003.

2. Letter to Shareholders of ABB Ltd, from Jurgen Dormann, Chairman of the Board of Directors and Chief Executive Officer, dated October 28, 2003.






























THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THE COMPANY DOES NOT INTEND TO MAKE A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

Item 1

Invitation


to the Extraordinary General Meeting
of Shareholders of ABB Ltd, Zurich
on Thursday, November 20, 2003, at 10:00 a.m.

The Extraordinary General Meeting of ABB Ltd will be held on Thursday, November 20, 2003, at 10:00 a.m. (doors open at 9:00 a.m.) at the Messe Zurich hall, Wallisellenstrasse 49, in Zurich-Oerlikon, Switzerland.


Agenda and Proposal of the Board of Directors

The Board of Directors of ABB Ltd submits the following business and proposal to the Extraordinary General Meeting for discussion and decision:


Ordinary Capital Increase

The Board of Directors proposes that the share capital of ABB Ltd be increased according to the following terms:

(a) Increase of the share capital by a maximum of CHF 3,000,023,580 through the issuance of a maximum of 1,200,009,432 fully paid registered shares with a nominal value of CHF 2.50 each at a subscription price of CHF 2.50 (Ausgabepreis).

     The proposed total nominal amount by which the share capital shall be increased and the proposed number of shares to be issued will be communicated by the Board of Directors at the date of the Extraordinary General Meeting of Shareholders and will be submitted for approval to the shareholders.

(b)  The right to dividends shall vest as from the business year 2003.

(c)  The newly issued shares shall have no preferential rights.

(d) The contribution with respect to the shares to be issued shall be made in cash.

(e) The new shares shall be subject to the restrictions on registration set forth in art. 5 of the Articles of Incorporation.

(f) The pre-emptive rights (Bezugsrechte) of the existing shareholders will be excluded in favor of a banking syndicate which will subscribe for all new shares. The pre-emptive rights shall, however, be indirectly granted. Rights to purchase the new shares (Rights) will be allocated to the existing shareholders. The Board of Directors shall be authorized to determine the further terms, including the offer price (Bezugspreis), for exercising the Rights.

(g) The Board of Directors shall implement the capital increase and shall register the capital increase with the commercial register within three months.

Attendance Procedures

Registration and Admission Cards

Shareholders entered in the Share Register with the right to vote by November 10, 2003, are entitled to participate at the Extraordinary General Meeting. These shareholders will receive their admission cards on request using the reply form enclosed with the invitation. The reply form or a corresponding notification must reach the company not later than November 13, 2003. For technical reasons notifications arriving after that date can no longer be taken into consideration.


Proxies

If you cannot attend our Extraordinary General Meeting in person, you may arrange to be represented by:

a)   another shareholder with the right to vote; or

b)   the company
     unless instructed otherwise, your vote will be cast in favor of the Board of Directors' proposals; ABB Ltd as corporate body will represent only shareholders giving proxy in favor of the Board of Directors' proposals. Proxies with different instructions will be transferred to the independent representative; or

c)   the independent representative
     you can authorize Dr. Hans Zehnder, attorney-at-law and notary, Bahnhofplatz 1, CH-5401 Baden, to act as your representative (with delegation rights) in accordance with article 689c of the Swiss Code of Obligations; Dr. Zehnder votes as instructed. If no instructions have been given, your vote will be cast in favor of the Board of Directors' proposals; or

d)   the depositary bank.


Depositary Banks

Depositary banks representing shareholders are requested to inform the company in good time of the number of the shares they represent, at the latest on November 18, 2003, at 2:00 p.m.


Translation

The Extraordinary General Meeting will be held principally in German. It will be simultaneously translated into Swedish, English and French.

Transmission

The Extraordinary General Meeting will be transmitted on the Internet in German with simultaneous translation into English and Swedish via www.abb.com.

The minutes of the decisions taken by the Extraordinary General Meeting will subsequently be available for inspection from December 1, 2003, at the company's head office in Zurich-Oerlikon, Switzerland.


CH-8050 Zurich, October 24, 2003

Sincerely yours
For the Board of Directors of

ABB Ltd
Jurgen Dormann, Chairman

This invitation is a translation of the German original. In case of inconsistencies, the official German version of the invitation shall prevail over the English, Swedish and French translations.

This invitation informs the shareholders of ABB Ltd of the proposed ordinary capital increase and the resolutions to be passed at an Extraordinary General Meeting of November 20, 2003. This invitation does not, however, constitute an offer to sell or the solicitation of an offer to buy or subscribe for shares. It is not an offering prospectus pursuant to Art. 652a of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of SWX Swiss Exchange. Any decision to buy or to subscribe for shares should be based exclusively on the offering and listing prospectus, which will be published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of ABB Ltd may be prevented under applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this invitation.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES OF THE COMPANY. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Notes for Participants
Shareholders are asked to use public transportation as there will be limited parking facilities at the meeting location Messe Zurich. For more information regarding transportation please contact our phone number +41 (0)43 317 33 33.

Public Transport
Train to Zurich main station. Then tram No. 11 to "Messe/Hallenstadion" stop. Or train to Zurich-Oerlikon station. Then tram No. 11 or bus No. 63 or 94 to "Messe/Hallenstadion" stop. On foot: about 10 minutes walk from Zurich-Oerlikon station to Messe Zurich.

ABB Ltd
Share Register
P.O. Box
CH-8050 Zurich
Tel:      +41 (0)43 317 57 08
Fax:      +41 (0)43 317 57 10

www.abb.com
ABB Ltd
Investor Relations
SE-721 83 Vasteras
Sweden
Tel:      +46 (0)21 32 50 00
Fax:      +46 (0)21 32 54 48

Item 2


The right time to take the next step


Dear shareholders,

The time has come for ABB to take the next step along the road to long-term profitable growth. This is why we have called an extraordinary general meeting of shareholders for November 20, 2003.

The cornerstone of our plan is to raise more than US$ 2 billion in additional equity by issuing new ABB shares. The funds raised by this proposed capital increase will be used to grow our core businesses and refinance the balance sheet, allowing us to restore our investment-grade credit rating.

We need the support of you, our shareholders, to make this a success.

Over the past 12 months, we have made steady progress. Today, we are a stronger ABB Group. Our core power and automation technologies businesses report solid earnings growth. We have improved our cost competitiveness, successfully divested non-core businesses, and made significant progress towards the settlement of the difficult asbestos issue.

Now we want to take the next major step by significantly strengthening the Group's capital structure. The aim is to provide our core businesses with the financial flexibility they need to continue profitable growth. This also means value growth for you, our shareholders.

There are two additional elements in our plan to put the company's capital structure back on a sound base.

First, we have obtained a new US$ 1 billion credit facility with our banks, improving our credit arrangements. The new 3-year credit facility is intended as a "back-stop". This means that we don't expect to draw on it, but it will provide the ABB Group with the financial flexibility needed in today's competitive environment.

Second, if conditions in the financial markets are favorable, we intend to issue a new bond to raise additional capital. We will use these proceeds to adjust our debt repayment schedule over the coming years, further contributing to a stable debt maturity profile of between US$ 750 million and US$ 1 billion per year.

Let me explain how this new capital fits into our longer-term strategy and why now is the right time to act.

Late last year we decided to focus ABB on our two most competitive businesses with the greatest potential for growth - the Power Technologies and Automation Technologies divisions. We simplified the organization so we could be more efficient, take decisions faster and serve our customers better.

We also began a cost-reduction program aimed at saving US$ 900 million a year starting in the middle of 2004. As of September of this year, we have saved more than US$ 400 million and are ahead of schedule to reach our target.

We started a process last year of selling businesses not directly related to our core divisions, using the money to pay down our debt. It began with our Structured Finance business that we sold for more than US$ 2 billion. This year we have sold or are preparing to sell most of our remaining non-core businesses.

In addition, our U.S. subsidiary, Combustion Engineering filed a Chapter 11 Plan of Reorganization in the U.S. bankruptcy courts earlier this year to resolve its asbestos liabilities. The plan was endorsed in a vote by the vast majority of claimants and recommended for approval by the bankruptcy court in July before being approved by the respective U.S. district court. The case is now in a fast-track process before the 3rd U.S. Circuit Court of Appeals, which has scheduled a hearing for December 16. We remain confident that the plan will be approved.

On the back of these positive developments, the launch of a convertible bond at the end of August marked our successful comeback in the capital market. The proceeds of about CHF 1 billion cover our outstanding debt maturities during the rest of 2003. We view the market's positive reaction to the convertible bond as an endorsement of our strategy.

Last but not least, our core divisions continue to show higher revenues, earnings and cash flow, and lower costs, all despite difficult markets. These operational improvements position us to take advantage of improving economic conditions when they come.

The final detailed terms for the proposed capital increase, including the offer price for a new share, will be communicated by the morning of the extraordinary general meeting of shareholders. The subscription period during which new shares may be purchased would begin shortly after the extraordinary shareholder meeting and last for about two weeks. The new shares would begin trading shortly thereafter.

Today, ABB is a more focused company, with improved operational earnings and cash flow, and greater cost competitiveness. We have rebuilt a solid base for future growth. Today's proposed equity increase would give us the flexibility we need to grow with confidence. Now is the time to take the next step.

On behalf of the Board of Directors, I encourage you to support our proposal to increase ABB's capital base through this offering of new shares at the extraordinary general meeting.


Sincerely,



Jurgen Dormann
Chairman of the Board of Directors, Chief Executive Officer, ABB Ltd



October 28, 2003

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  October 28, 2003                 By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                        Name:  Hans Enhorning
                                        Title: Group Vice President,
                                               Assistant General Counsel



                                        By:        /s/ FRANCOIS CHAMPAGNE
                                           -----------------------------------
                                        Name:  Francois Champagne
                                        Title: Group Vice President,
                                               Senior Counsel